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SEC FILE NUMBER
8- 14384

RECEIVED
MAR 01 2002
365

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peerson & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1349 Calumet Avenue
(No. and Street)

Whiting (City) Indiana (State) 46394 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Evanich (219) 473-5542
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD LLP
(Name — if individual, state last, first, middle name)

201 N. Illinois St., Suite 700 (Address) Indianapolis (City) Indiana (State) 46244-0998 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/19

OATH OR AFFIRMATION

I, John Evanich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peerson & Company, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

John J. Evanich
Signature

President
Title

Mary E. [illegible]
Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Peerson & Company, Inc.

Accountants' Report and Financial Statements

December 31, 2001

BKD LLP 201 N. Illinois Street Suite 700 P.O. Box 44998 Indianapolis, IN 46244-0998 317 383-4000 Fax 317 383-4200 bkd.com

The united strength of Olive & Baird, Kurtz & Dobson

Independent Accountants' Report

To the Board of Directors
Peerson & Company, Inc.
Whiting, Indiana

We have audited the accompanying statement of financial condition of Peerson & Company, Inc. as of December 31, 2001, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peerson & Company, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Solutions for Success

BKD, LLP

February 18, 2002

A member of Moores Rowland International

Peerson & Company, Inc.
Statement of Financial Condition
December 31, 2001

Assets

	2001	
Cash and cash equivalents	$ 179,541	
Interest-bearing time deposits	118,233	
Accrued interest receivable	1,228	
Investment securities	149,367	
Property and equipment, net	21,792	
Other assets	15,146	
		$ 485,307

Liabilities and Stockholder's Equity

Accrued expenses		$ 15,513
Stockholder's equity		
Common stock, no par value		
Authorized, issued, and outstanding, 100 shares	$ 25,000	
Retained earnings	444,794	
		469,794
		$ 485,307

Peerson & Company, Inc.

Statement of Operations
Year Ended December 31, 2001

		2001
Revenue		
Sales commissions	$ 336,515	
Trading losses	(35,309)	
Interest income	22,225	
Other income	190	
		$ 323,621
Expenses		
Salaries and employee benefits	172,219	
Net occupancy expenses	17,206	
Data processing fees	88,221	
Administrative expenses	25,456	
Advertising expenses	2,433	
Legal and professional fees	4,848	
		310,383
Income Before Income Tax		13,238
Income Tax Expense		5,236
Net Income		$ 8,002

Peerson & Company, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2001

	Shares Outstanding	Amount	Retained Earnings	Total
Balances, January 1, 2001	100	$ 25,000	$ 436,792	$ 461,792
Net income			8,002	8,002
Balances, December 31, 2001	100	$ 25,000	$ 444,794	$ 469,794

See Notes to Financial Statements

Peerson & Company, Inc.

Statement of Cash Flows
Year Ended December 31, 2001

	2001	
Operating Activities		
Net income	$ 8,002	
Items not requiring cash		
Depreciation	5,816	
Investment securities amortization, net	370	
Realized and unrealized loss on sale of securities	35,309	
Net change in		
Accrued interest receivable	1,629	
Other assets	(15,091)	
Accrued expenses	8,499	
Net cash provided by operating activities		$ 44,534
Investing Activities		
Net change in interest-bearing time deposits	(1,901)	
Purchases of securities	(888,256)	
Proceeds from sales of securities	848,413	
Net cash used in investing activities		(41,744)
Increase in Cash and Cash Equivalents		2,790
Cash and Cash Equivalents, Beginning of Year		176,751
Cash and Cash Equivalents, End of Year		$ 179,541
Additional Cash Flows Information		
Income taxes paid		$ 18,218

Peerson & Company, Inc.

Notes to Financial Statements
December 31, 2001

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Peerson & Company, Inc. (Company) is a wholly owned subsidiary of American Trust & Savings Bank. The Company is engaged in the business of trading equity securities and mutual funds in an agency capacity for its customers in Northwest Indiana and Northeast Illinois.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits in federally insured accounts. At December 31, 2001, the Company's cash accounts exceeded federally insured limits by approximately $24,000.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments, if any, purchased with an original maturity of three months or less to be cash equivalents.

Investments

As a subsidiary of an Indiana state-chartered bank, the Company is not allowed by state banking regulations to have equity securities held in its proprietary trading/inventory account. All securities held by the Company are carried at market value.

Property and Equipment

Property and equipment are carried at cost. The Company provides for depreciation using annual rates which are sufficient to amortize the costs of depreciable assets over their estimated useful lives. Depreciation is computed using straight-line and accelerated methods over estimated useful lives ranging from three to ten years.

Income Taxes

Income tax in the statement of operations includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files income tax returns with its parent.

Revenue

Commissions are recognized when the applicable transaction is completed.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $316,844, which was $216,844 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .05 to 1.

Note 2: Premises and Equipment

	2001
Furniture and fixtures	$ 42,636
Accumulated depreciation	(20,844)
Net	$ 21,792

Note 3: Income Tax

	2001
Income tax expense	
Currently payable	
Federal	$ 1,961
State	799
Deferred	
Federal	2,476
Total income tax expense	$ 5,236
Reconciliation of federal statutory to actual tax expense	
Federal statutory income tax at 34%	$ 4,501
Effect of state income taxes	527
Other	208
Actual tax expense	$ 5,236

Peerson & Company, Inc.
Notes to Financial Statements
December 31, 2001

A cumulative net deferred tax liability is included in accrued expenses. The components of the liability are as follows:

	2001
Assets	
Difference in basis of assets for financial statement purposes	$ 663
Liabilities	
Depreciation	2,800
Other	98
Total liabilities	2,898
Total deferred liability	$ 2,235

Note 4: Employee Benefits

The Company participates with its parent company in a defined-contribution profit-sharing plan. Company contributions to the plan are made for all eligible employees with at least one year of service. Contributions are at the discretion of the Board of Directors. No contribution expense was incurred in 2001.

Note 5: Leases

The Company leases operating facilities from a related party under operating lease arrangements on a month-to-month basis. Rental expense for this lease consisted of $8,700 for the year ended December 31, 2001.

Note 6: Commitments and Contingent Liabilities

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Company.

Supplementary Information

Peerson & Company, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

		2001
Total Stockholder's Equity Qualified for Net Capital	$	469,794
Deductions		
Nonallowable assets from statement of financial condition		152,950
Net Capital	$	316,844

Peerson & Company, Inc.

Computation of Basic Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

	2001
Aggregate Indebtedness	
Included in statement of financial condition	
Accrued expenses	$ 15,513
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 1,034
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 216,844
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 315,293
Ratio of aggregate indebtedness to net capital	.05 to 1

Peerson & Company, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

		2001
Reconciliation with Company's Computation		
(included in Part IIA of Form X-17A-5 as of December 31, 2001)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	316,844
Net audit adjustments		—
Net capital	$	316,844

Peerson & Company, Inc.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2001

Broker-dealer is exempt from Rule 15c3-3. There were no security transactions during 2001.

BKD LLP 201 N. Illinois Street Suite 700 P.O. Box 44998 Indianapolis, IN 46244-0998 317 383-4000 Fax 317 383-4200 bkd.com

The united strength of Olive & Baird, Kurtz & Dobson

To the Board of Directors
Peerson & Company, Inc.
Whiting, Indiana

In planning and performing our audit of the financial statements of Peerson & Company, Inc. (Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Solutions for Success

A member of Moores Rowland International mri

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Because the Company has limited office staff, complete segregation of duties is not possible. However, we noted no matters involving internal control including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

BKD, LLP

Indianapolis, Indiana
February 18, 2002